Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in this Annual Report on Form 10-K of our reports dated March 29, 2012, with respect to the consolidated balance sheets of China Housing & Land Development, Inc. and Subsidiaries as at December 31, 2011 and 2010 and the related consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for each of the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, and to the reference to our firm under the heading “Experts”.

Chartered Accountants

/s/ MSCM LLP

MSCM LLP

Toronto, Canada

March 29, 2012